MEMORANDUM

TO:	Vincent Di Stefano

FROM:	Joshua Deringer

DATE:	July 10, 2008

RE:	Registration Statements of Hatteras Multi-Strategy Fund I, L.P. and Hatteras Multi-Strategy Institutional Fund, L.P.

This memorandum summarizes the comments received from you on the above-referenced filings (the “Registration Statements”) and the Registrants’ responses. Capitalized terms not otherwise defined herein have the respective meanings ascribed to them in the Registration Statements.

Registration Statement

Prospectus

General

1.    Please explain in your response letter why the private funds in which the Funds invest should not be considered to be integrated with the Funds for the purpose of calculating the number of beneficial owners of the Investment Funds under Section 3(c)(1) of the Investment Company Act of 1940 (the “Act”) or, if applicable, disqualifying the funds’ exception from the definition of investment company under Section 3(c)(7) of the Act.

If it is possible for the voting securities of companies excepted from the definition of investment company under Section 3(c)(1) of the Act to constitute more than 10% of the Funds’ holdings, explain how the Funds will be managed to deal with the resultant regulatory issues. If companies excepted from the definition of investment company under Section 3(c)(7) of the Act will be acquired, explain why in your view Section 48(a) of the Act should not preclude such investments. If the Funds may invest a material amount of its assets in any one underlying fund, reconcile such investments with the prohibitions of Sections 17(a), (d) & (e) of the Act.

Pursuant to SEC rules and staff interpretations, the Advisor Funds are not required to “look through” the Master Fund or the Funds for purposes of 3(c)(1) or 3(c)(7) unless: (i) the Master Fund or the Funds were formed for the specific purpose of investing in an Advisor Fund; or (ii) the Master Fund owns 10% of an Advisor Fund that is a 3(c)(1) fund. Pursuant to staff interpretations, unless the Master Fund invests at least 40% of its capital in any Advisor Fund, there is a presumption it was not formed for that purpose. The 10% test measures the amount of the Advisor Fund’s assets that are owned by the Master Fund - not the Funds’ assets. Finally, the Funds operate in a manner such that no Advisor Fund should be a first or second tier affiliate triggering application of Section 17.

2.    Please state in your response letter whether the Funds intend to seek exemptive or no-action relief from the Commission and, if so, the nature of the relief.

The Funds have no present intent to seek exemptive or no-action relief.

3.    Please state in your response letter whether FINRA will or has reviewed and raised no objections to the proposed terms and arrangements of this offering.

These Funds have previously been offered on a 1940 Act registered basis and have always submitted, and will continue to submit, material to FINRA as required by applicable rules.

Prospectus Cover Page

4.    Consistent with plain English principles, we suggest that you clarify whether the “Advisor Funds” are actually hedge funds.

Some of the Advisor Funds are hedge funds and some are not. Therefore, the Registrants believe that the use of the term “hedge fund” would be confusing to investors.

5.    Please disclose that an investment in a Fund presents a heightened risk of total loss of investment and make prominent the disclosure that the Advisor Funds are subject to special risks. See Item 1.l.j. of Form N-2.

Item 1.1.j requires a cross-reference to the risk factors and the prospectus cover contains such a cross-reference. The prospectus cover also states that “investing in the Funds involves a high degree of risk.”

6.    Please revise the table currently appearing on the cover of the prospectus consistent with the requirements in Instruction 6 of Item 1.1.g. of Form N-2.

The requested changes will be made.

7.    With respect to footnote 2 to the pricing table, please disclose how much the Investment Manager and/or its affiliates will pay from their own resources as additional compensation to brokers or dealers in connection with the sale and distribution of Fund shares or servicing of investors.

The amount of payments cannot be specified as they will vary.

8.    Please confirm that the two paragraphs of text preceded by the pricing table and footnotes will appear on the outside front cover of the prospectus. Please delete the last sentence of the third paragraph, or state that the Funds will amend the prospectus for any material changes.

The two paragraphs of text preceded by the pricing table and footnotes currently appear on the outside front cover of the prospectus. The last sentence will be deleted.

9.    May a Fund terminate the offering at any time? If so, expand the discussion to indicate the circumstances under which the Fund may terminate the offering and identify any material risks to either the then existing Partners or to potential investors.

Responsive disclosure will be added.

10.   Please revise the lead-in sentence of the paragraph beginning with “[t]he Units will not be listed on any securities exchange and it is not anticipated that a secondary market for the Units will develop” to clarify that there will be no secondary market for the Units. Moreover, this section should be located the outside of the cover page and be accompanied with the caption “Units are an Illiquid Investment.”

The disclosure will be revised as requested. It currently appears on the outside front cover.

11.   Please confirm that “Eligible Investors” is defined on the cover page.

The term “Eligible Investors” is not defined on the cover page. The cover page cross-references the definition.

12.   If these offerings will be made in reliance on Rule 415 under the Securities Act of 1933, please furnish the undertakings required by Item 512(a) of Regulation S-K.

The referenced undertakings will be furnished.

Fund Fees and Expenses

13.   Please insert the word “less” at the beginning of the fee table line item titled “Fee Reduction and/or Expense Reimbursement.” Also, file as an exhibit to the registration statements the contract referenced in footnote 7 to the fee table for the Multi-Strategy Institutional Fund and footnote 8 to the fee table for the Multi-Strategy Fund. Confirm the term of the contract is at least one year.

The disclosure will be revised as requested. The agreements will be filed as exhibits. The contract renews year to year and will currently expire unless renewed in less than one year. However, the Funds will be operating at expenses below the limitations and therefore the agreements will be described in a footnote but not reflected as a net item on the table.

14.   Please remove from the Fee Table the line items “Administrative Fee” and “Investor Servicing Fee.” Include the fees in “Investment Management Fee” or “Other Expenses” and provide an explanatory footnote.

The line item “Administrative Fee” does not appear in the prospectus fee table. The Investor and Fund Servicing Fee will be added to “Other Expenses.”

15.   Please disclose that each Fund does not expect to issue debt or preferred shares: In the alternative, add an interest expense and/or preferred share dividend expense line item to the fee table, as applicable.

The disclosure will be revised as requested.

16.   Please conform disclosure of the aggregate expenses of the Master Fund and each Fund to the requirements of Instruction 10 h. to Item 3 of Form N-2.

The disclosure will be revised as requested.

17.   The disclosure indicates that Acquired Fund Fees and Expenses are calculated based on “historic fees.” Please clarify the meaning of this term.

The disclosure is intended to make certain that investors understand that the estimated Acquired Fund Fees and Expenses vary over time based on, among other things, performance of Underlying Funds. The disclosure will be revised to state that it is based on an estimate for the current fiscal year.

18.   What are the “other services” referenced in the first sentence of the paragraph following the Example, titled “Management Fee”? How do they differ from the services covered by the Investor and Fund Servicing Fee?

The other services referred to are portfolio management related services such as risk management (as opposed to certain administrative services paid for with the Investor and Fund Servicing Fee). There is no overlap in the services provided pursuant to these two agreements.

19.   Please disclose the services covered by the Investor and Fund Servicing Fee in the prospectus.

The disclosure will be moved from the SAI to the prospectus.

20.   Are all expenses described in the paragraph titled “Administrative Services” contained in the fee table? How are the administrative services described in this paragraph different from the ones described in the preceding paragraph?

They are all contained in the line item entitled “Other Expenses.” As set forth in the respective agreements, there are different services provided by each of the administrator and servicing agent. Some of the services concern the same subject matter in situations where each of these parties is collaborating in the effort.

Funds Summary

21.   Please disclose that each Fund will provide Partners with 60 days advance notice of any change in a Fund’s name, investment objective or principal strategies.

No part of these Funds’ names are subject to Rule 35d-1. Therefore, the Registrants respectfully decline this comment.

22.   Please clarify whether the Funds are “funds of hedge funds.”

As discussed above, some, but not all, of the Advisor Funds utilize “hedge fund” strategies. Therefore, the Registrants believe it is not accurate to describe the strategy as a “fund of hedge funds.”

Investment Objective and Strategies

23.   The disclosure indicates that the Investment Manager may reduce or terminate the Master Fund’s investments in the Advisor Funds. Disclose how easily the Investment Manager will be able to reduce or terminate an Advisor Fund holding at net asset value. In this regard, will the Master Fund be required to pay any additional amounts to terminate a position in an Advisor Fund?

The following disclosure will be added: “The redemption or withdrawal provisions regarding the Advisor Funds vary from fund to fund. Therefore, the Master Fund may not be able to withdraw its investment in an Advisor Fund promptly after it has made a decision to do so. Some Advisor Funds may impose early redemption fees while others may not. This may adversely affect a Fund’s investment return or increase a Fund’s expenses.”

24.   Please apply consistently the terms “asset classes” and “investment strategies”; they should not be used interchangeably. Please define the six “asset classes” referenced in this section of the disclosure, and disclose their principal risks in the section of the prospectus dedicated to risk disclosure.

“Asset classes” refer to the following six categories: Opportunistic Equity, Enhanced Fixed Income, Absolute Return, Real Estate, Private Equity and Energy/Natural Resources. “Investment strategies” refer to the subcategories within the “asset classes.” The Registrants will make sure the terms are used consistently throughout the prospectus. The Registrants will also define the six “asset classes” and disclose their principal risks in the prospectus.

25.   Please define and explain all of the Funds’ investment strategies listed in this section of the disclosure, and disclose their principal risks in the section of the prospectus dedicated to risk disclosure.

The Registrants will define and explain the Funds’ investment strategies and disclose their principal risks in the prospectus.

26.   The disclosure indicates that the Investment Manager will use quantitative analysis to screen the universe of available Advisor Funds. In your response letter describe the types of quantitative data regarding the Advisor Funds that will be available to the Adviser and identify the source of such information.

The Investment Manager employs numerous quantitative screens to its universe of Advisor Funds. Screens primarily focus on volatility statistics, risk adjusted performance statistics and correlations. Currently, the sources of these screens are various software solutions and the Investment Manager’s internal risk monitoring.

27.   The discussion indicates what the Investment Manager will consider when deciding whether to invest in a particular Advisor Fund. In your response letter explain the source of the information upon which the Investment Manager will rely with respect to both the Advisor Funds and their investment managers and whether the information is available to the public.

The Investment Manager considers information from various sources, some of which is public, and some of which is not.

28.   Clarify whether or not, when deciding to invest in a particular Advisor Fund, the Investment Manager will also consider any of the following: (1) the amount or type of performance fee charged by the investment manager; (2) purchase fees or sales charges imposed by the Advisor Fund; or (3) Advisor Fund liquidity or repurchase programs.

The Investment Manager considers such factors as: (1) the amount or type of performance fee charged by the investment manager; (2) purchase fees or sales charges imposed by the Advisor Fund (there are none); and (3) Advisor Fund liquidity or repurchase programs. In its consideration, the Investment Manager does not rank the importance of any particular piece of information or factor considered, nor is any one factor determinative of whether to invest in an Advisor Fund.

29.   What will the Funds’ rights and status be in relation to all other Advisor Fund investors?

The Funds’ rights and status will generally be similar to all other investors in the same class of an Advisor Fund, provided, however, the Funds may waive voting rights. Additionally, an Advisor Fund may grant preferential rights to other investors without informing a Fund or may grant the Funds preferential treatment.

30.   Disclose to what extent will the Funds invest in emerging market and other foreign securities? Please disclose in this section of the prospectus.

Many of the Advisor Funds have brought investment mandates that could permit investments in emerging markets and other foreign securities. The Investment Manager does not maintain specific limits as to what percent of assets are indirectly comprised of emerging markets and foreign securities. However, there are internal limits of 5% to each Advisor Fund allocation in order to enhance the Investment Manager’s risk management and associated emerging markets and foreign securities exposures.

31.   Disclose the extent to which the Funds expect to borrow for all purposes. If the Funds are authorized and intend to borrow money for investment purposes, the fee table must show the amount of interest payments on borrowed funds. Please add appropriate disclosure accordingly.

The disclosure will be revised accordingly.

32.   Disclose the maximum extent to which the Board may modify a Fund’s borrowing policies, including percentage limitations and purposes of borrowings.

The Board can modify a Fund’s borrowing policies subject to applicable law, including any required shareholder approval. Disclosure to this effect will be added to the Registration Statements.

33.   Clarify whether any of the Advisor Funds are subject to any maximum amounts of leverage that can be employed. If there is none, so state.

Indicate where appropriate in the prospectus whether the Funds could invest in Advisor Funds that leverage beyond 300%. Will the Funds establish any quantitative guidelines or policies concerning Advisor Funds that leverage? What is the maximum amount a Fund may leverage when aggregating the borrowings of the Fund and that of the Advisor Funds?

The amount of leverage that an Advisor Fund may use varies by fund. The prospectus discloses that the 1940 Act’s leverage limitations do not apply to Advisor Funds.

The Funds do not have any quantitative guidelines or policies concerning Advisor Fund leverage. However, each Advisor Fund’s leverage is monitored closely. If an Advisor Fund exceeds the norms of historical usage, peer groups or the basic parameters of a given strategy, the Investment Manager maintains the right to inquire further or redeem.

34.   Disclose whether or not there are any percentage thresholds or other parameters that the Investment Manager will use as guidelines when determining whether an Advisor Fund is using an inappropriate degree of leverage. Will the Investment Manager be given access to all of the information that its needs, on a timely basis, to enable it to perform the monitoring activities described in the third sentence?

As mentioned in the response above at No. 33, the Investment Manager does not maintain specific leverage thresholds or parameters. The Investment Manager is given enough access to information where it reviews each individual vehicle during its monitoring activities to gauge the appropriateness of leverage amounts. This is either facilitated through quantitative measures, regular correspondence or onsite due diligence.

35.   To the extent applicable, highlight the Funds’ ability to (1) effect service of process within the U.S. on foreign Advisor Funds; (2) enforce judgments obtained in U.S. courts against foreign Advisor Funds based upon the civil liability provisions of the U.S. federal securities laws; (3) enforce, in, an appropriate foreign court, judgments of U.S. courts based upon the civil liability provisions of the U.S. federal securities laws; and (4) bring an original action in an appropriate foreign court to enforce liabilities against an Advisor Fund or other person based upon the U.S. federal securities laws. Also, clarify whether Unitholders would ever be able to bring claims directly against the Advisor Funds, domestic or foreign, or whether all such claims must be brought by the Board on behalf of Unitholders. Please provide a similar analysis with respect to the Offshore Fund.

Responsive disclosure will be added. Please note that the request to “provide a similar analysis with respect to the Offshore Fund” will be disregarded by the Registrants as it is inapplicable to the Funds.

36.   Provide examples of the circumstances where the Board could determine that continued investment of a Partner in a Fund is not in the best interests of the Fund. In this regard, clarify whether the right of the Funds to require a Partner to tender all of his or her Units could only arise in the context of a voluntary tender by a Partner. Also, in your response letter discuss the legal basis that gives the Board, in its sole discretion, the authority to require a Partner to tender all of his or her Units.

The Funds would generally require a Partner to tender or redeem Units in accordance with the authority provided by Rule 23c-2 of the 1940 Act.

Risk of Investing in the Funds

37.   The disclosure pertaining to the Funds’ valuation procedures indicates the Funds will defer to the Advisor Funds’ valuation methodologies. Please explain supplementally why this is consistent with the duties of the Funds’ trustees to determine fair valuation procedures. Also disclose the conflict of interest resulting from the Advisor Funds’ advisers’ compensation scheme, i.e., that asset-based compensation gives the advisers a reason to overvalue assets under management.

The disclosure does not state that the Fund will defer to the Advisor Funds’ valuation methodologies. Utilizing the valuation procedures described in the prospectus, the Fund will calculate a fair value. Many times this will be based on the valuation information provided by the Advisor Funds. The Registrants note that this type of valuation methodology is very similar to that of other registrants, including the DB Hedge Strategies Fund referenced by you below. The conflict of interest to which you refer will be disclosed in the prospectus.

38.   Disclose the percentage of Fund assets to be invested in non-voting securities and explain why the Funds would purchase such securities or forego their right to vote securities they own. What adverse regulatory consequences would the Adviser seek to avoid by purchasing non-voting interests in Advisor Funds?

The Funds would purchase non-voting securities or forego the right to vote in order to avoid affiliation issues under Section 17 of the 1940 Act. The amount of non-voting securities would vary from time to time based upon the Advisor Funds.

39.   Describe any possible impediments to monitoring the performance of the Advisor Funds on a regular basis.

Promoting transparency and receiving necessary information from Advisor Funds is an obstacle, but not an impediment. There is substantial effort and work being placed on continuously building and implementing performance monitoring systems that include receiving quantitative and qualitative information from each Advisor Fund.

40.   Disclose how regularly the Adviser will monitor Advisor Fund returns, contact Advisor Fund managers to discuss performance, evaluate Advisor Funds and reallocate Fund assets. Also disclose how much time the reallocation process is expected to take.

Returns are received monthly and quarterly from Advisor Funds. The Investment Manager reviews each performance figure and discusses them accordingly. Most written contact is monthly, while verbal contact is typically quarterly and more formal interviews are annual.

Reallocations are one of the most important processes the Investment Manager implements. There is no specific amount of time allocated to the reallocation process; however, it constitutes a substantial portion of each day for the investment team. The process incorporates due diligence, exploring relative opportunity sets and comparing Advisor Funds to peer groups. Only once an Advisor Fund has been screened through numerous qualitative and quantitative steps would the Investment Manager reallocate to that Advisor Fund.

41.   Clarify whether the Advisor Funds may redeem their shares in-kind and the Funds may receive securities that are illiquid or difficult to value. Expand this disclosure to indicate the risk this presents to the Funds. Please disclose under what circumstances Advisor Funds would likely make an in-kind payment to the Funds. Do the Funds negotiate the terms of redemption and sale with Advisor Funds, or are the terms of investment established by the Advisor Funds?

The prospectus currently discloses that “Advisor Funds may be permitted to redeem their interests in-kind. Thus, upon the Master Fund’s withdrawal of all or a portion of its interest in an Advisor Fund, it may receive securities that are difficult to value.” The circumstances under which an Advisor Fund would make an in-kind distribution are not within the control of the Registrants. The Funds may negotiate terms with Advisor Funds from time to time, although the terms are typically established by the Advisor Fund.

42.   Disclose the approximate amount of time that is likely to lapse (1) between the time a Partner submits a repurchase request and the effective date of repurchase and (2) between the effective date of the repurchase and the receipt of cash for Units tendered.

Tender offers end approximately 65 days prior to the effective date of a repurchase. Investors are then paid at least 95% of their cash payment within 90 days of the effective date. The remaining payment is made within 45 days after completion of the audit. This process (including the timeline) is disclosed in the prospectus. The fiscal year-end is March 31.

43.   Please disclose the risk that investors may not be able to “cut their losses” when a Fund performs poorly because of the restrictions on the transferability of Units.

The following disclosure will be added to the prospectus, after the first sentence under the heading “Limited Liquidity; In-Kind Distributions”: “A Partner may not be able to tender its interest in a Fund promptly after it has made a decision to do so.”

44.   Indicate how the Board will be able to discharge its duty to determine the fair value of a Fund’s assets in light of the disclosure in this section regarding the lack of transparency of Advisor Fund operations; and the Funds’ inability to obtain information about the securities in which the Advisor Funds invest, or their valuation.

The Funds have adopted valuation procedures designed to use the best available information to fair value Advisor Funds.

45.   Indicate that a Fund’s strategy may be negated where one Advisor Fund purchases securities of an issuer whose securities are being sold by another Advisor Fund.

Disclosure to this effect is in the prospectus under the heading “Investment Managers Invest Independently.”

46.   Clarify whether there are any limits on the amount of the Funds’ potential liability resulting from an agreement to indemnify an Advisor Fund and its investment managers. In this regard, in your response letter provide us with your views as to whether the Funds’ agreement to indemnify an Advisor Fund and/or its investment managers implicates Section 18 of the 1940 Act.

The Master Fund invests as a shareholder, limited partner, member or similar capacity in the Advisor Funds. Therefore, its liability is generally limited to its capital account in an Advisor Fund. It is common in the investment company industry for funds to invest in companies with indemnification rights.

47.   The information contained in the last sentence of the section titled “Turnover” should be accorded separate risk factor treatment. In this regard, provide, in a footnote to the Fund’s fee table, the approximate range of the expenses that the Fund may incur when it liquidates a position in an Advisor Fund. Also, please quantify the level of turnover anticipated within Advisor Funds.

Redemption fees and costs vary among Advisor Funds; therefore, the Registrants cannot reasonably provide a range of the expenses that the Funds may incur when they liquidate a position in an Advisor Fund. As such, the Registrants respectfully decline this comment.
The Registrants are unable to quantify the level of turnover anticipated within Advisor Funds because it varies from Advisor to Advisor Fund.

48.   Please include in this section detailed descriptions of the risks of each hedge fund investment strategy and asset class described in the prospectus.

See responses above at Nos. 24 and 25.

49.   Consider providing a risk factor that discusses in greater detail counterparty credit risk. In this regard, indicate whether the Adviser or the investment managers, as applicable, will consider the creditworthiness of the counterparty and, if so, describe the parameters that will guide them in deciding whether to deal with a particular counterparty or to concentrate any or all of their transactions with one counterparty.

The Registrants will move the counterparty credit risk disclosure that is currently in the SAI to the prospectus.

50.   Disclose whether, and the extent to which, there is any limit on the amount the Fund may invest (directly or indirectly) in foreign assets.

See response above at No. 30.

51.   Disclose how the Funds intend to monitor the turnover rates of the Advisor Funds.

The Funds monitor the turnover rates of the Advisor Funds on an Advisor Fund by Advisor Fund level with the understanding that certain strategies, by their very nature, will have higher turnover ratios than others.

52.   Please describe how conflicts of interest will be resolved.

Please see the conflicts of interest disclosure in the SAI.

Calculation of Net Asset Value

53.   With respect to the Net Asset Valuation discussion see, generally, the net asset valuation discussion contained in DB Hedge Fund Strategies Fund LLC, filed August 27, 2002 (Securities Act Registration Number 333-72104). In this regard, confirm, add to or revise, as appropriate, all applicable sections of the prospectus (not merely the discussion appearing under the heading “Net Asset Valuation”) consistent with, but not limited to, the DB Hedge Fund Strategies Fund LLC net asset valuation discussion.

The Registrants’ disclosure is similar to that of DB Hedge Fund Strategies LLC. However, the Registrants will amend the disclosure so that it is substantially similar.

54.   Add a statement indicating generally the period of time that is expected to elapse between the occurrence of an event necessitating the pricing of Fund assets and the receipt of valuation information from the investment managers of the Advisor Funds.

A substantial amount of time may elapse between the occurrence of an event necessitating the pricing of Fund assets and the receipt of valuation information from the investment manager of an Advisor Fund. Responsive disclosure will be added to the prospectus.

55.   Clarify whether a Partner may have a cause of action if he or she purchases under valuations that are not appropriate.

The Registrants know of no rules requiring disclosure of possible and theoretical causes of action by investors and therefore respectfully decline the comment.

56.   How will NAV be calculated in the event that the last day of an accounting period is a holiday?

The prospectus discloses that the NAV will be calculated as of the close of business as of the last business day of each accounting period.

57.   What permits the Funds to suspend calculation of net asset value under the circumstances set forth in subparagraphs (c), (d) and (e) of the disclosure?

Unlike open end funds that are required to redeem securities, closed end funds are not subject to Section 22’s restrictions on NAV suspension. The Registrants note that the disclosure to which you referred above regarding NAV calculation (DB Hedge) similarly permits suspension whenever the Board deems it appropriate.

Repurchase of Shares

58.   The prospectus indicates that repurchases are expected to occur quarterly. It therefore appears that the Funds can repurchase Units prior to completion of the annual audits of the Advisor Funds. Describe the potential risks to Partners of a repurchase without the information of an audit.

Responsive disclosure will be added.

59.   May payment in connection with any repurchase offer be made partly in cash and partly in-kind? If so, will all Partners be treated the same? If not, please explain how these distributions might be handled and why, in your view, the contemplated approach complies with Section 18 of the 1940 Act. Additionally, please disclose that interests in Advisor Funds and/or securities received in-kind may be subject to restrictions on resale, and describe the consequences and risks to Partners of acquiring and holding these assets. Moreover, disclose if true, that certain Partners would be prohibited from even holding such securities. Expand the discussion to indicate that Partners will also incur brokerage and/or placement fees and bear market risk until such time as they convert securities that they have received as a result of an in-kind distribution into cash.

The prospectus states that if an Advisor Fund distributed securities in-kind “the Investment Manager would seek to dispose of these securities in a manner that is in the best interests of each Fund and does not intend to distribute securities to Partners.”

60.   We suggest that you include a hypothetical example of a repurchase offer that gives effect to the repurchase procedures.

The Registrants believe that the detailed explanation of the process contained in the prospectus is sufficient.

61.   Provide examples of the circumstances where a Fund would require a Partner to tender all shares held.

See response above at No. 36.

62.   State whether or not the Funds could ever agree to indemnify an Advisor Fund and/or its investment manager(s).

See response above at No. 46.

63.   Clarify whether Partners will receive the estimated monthly NAV free of charge.

Yes. Responsive disclosure will be added.

Statement of Additional Information

Fundamental Policies

64.   The Funds’ investment restrictions regarding senior securities and borrowing indicate that the Funds may not engage in these activities except to the extent permitted by the Act and the rules and interpretive positions of the SEC thereunder. Add a discussion to the narrative following the policies explaining the meaning and significance of these policies.

The SEC’s rules and interpretive positions concerning senior securities are detailed, complex, and subject to change. The Registrants believe that the current description is consistent with industry practice.

65.   Please revise the Funds’ concentration policy to conform to the requirements of the Act. Also, the disclosure indicates that the industry classifications adopted by the Funds “are not a fundamental policy.” What is the meaning of this statement? Do the Funds claim to be able to change industry classifications without partners’ approval? If so, would this violate Section 13(a)(3) of the Act?

The Registrants believe the concentration policy conforms to the requirements of the 1940 Act. The Registrants note that other SEC reviewers have required other similar Registrants to utilize a substantially similar concentration policy in the context of a fund of funds. The Registrants also believe that treating industry classifications as non-fundamental is consistent with Section 13. Nevertheless, the Registrants will delete that statement from the SAI.

Investment Management and other Services

66.   This disclosure does not contain a reasonably detailed discussion of the material factors that formed the basis for the board of directors approving the investment advisory contract. Please include this information in the disclosure: See Instruction to Item 18.13 of Form N-2.

The disclosure requirement to which you refer is now required in shareholder reports.